Exhibit 14: Code of Business Conduct and Ethics


Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide officers and trustees of the Trust. All of our officers and trustees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Trust currently has no employees. However, should the Trust?s operations require employees in the future, this Code of Conduct and Ethics will apply to any and all employees.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask the chief executive officer how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action which may include immediate termination. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the procedures described in Sections 11 and 12 of this Code.


1.	Ethical Conduct and Legal Compliance

Obeying the law, both in letter and in spirit, is the foundation on which the Trust's ethical standards are built. All officers and trustees must obey the laws of the United States and the cities and states in which we operate. Although not all officers and trustees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from counsel or others.

Beyond compliance with laws, the Trust requires that all its officers and trustees act in a manner which meets the highest standards of ethical behavior. The honesty and integrity of our business conduct must not be compromised. The Trust will not condone ethical violations for the sake of personal gain, personal advantage, expediency, or perceived business advantage.

2.	Accounting and Auditing Matters

The Trust's requirement that officers and trustees follow the highest ethical standards applies directly to all actions which involve business accounting, financial reporting, internal accounting controls, auditing matters, and public disclosure obligations in filings with the Securities and Exchange Commission and all public communications by the Trust.

The Trust requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Trust?s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Trust's transactions and must conform both to applicable legal requirements and to the Trust's system of internal controls.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Trust's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the chief executive officer or counsel.

The Audit Committee of the Trust has adopted special procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters. These procedures are set out in Sections 11 and 12 of this Code.

3.	Conflicts of Interest

Conflicts of interest are prohibited as a matter of Trust policy, except as (i) waived by the Board pursuant to Section 10 below; or
(ii) in the case of transactions involving the Trust and its directors, officers, employees or agents, those transactions that are approved pursuant to the procedures contained in the Trust?s Amended and Restated Articles, including any subsequent amendments thereto.

A conflict of interest exists when a person's private interest may or does interfere with the interests of the Trust. A conflict can arise when an officer or trustee takes actions or has interests that may make it difficult to perform his or her Trust work objectively and effectively. Conflicts of interest may also arise when an officer or trustee, or member of his or her family, receives improper personal benefits as a result of his or her position with the Trust.

It is almost always a conflict of interest for an officer or director of the Trust to work simultaneously for a competitor, customer or supplier as an employee, consultant, or board member. The best policy is to avoid any direct or indirect business connection with our competitors, customers or suppliers, except on our behalf.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the chief executive officer, the Trust?s counsel or the chairman of the Audit Committee. Any officer or trustee who becomes aware of a conflict or potential conflict should bring it to the attention of the chief executive officer or chairman of the Audit Committee or follow the procedures described in Section 11 of this Code.

Officers and trustees owe a duty to the Trust to advance its legitimate interests when the opportunity to do so arises. In particular:

       (i) No payments, loans, employment or promises of employment, investment opportunities, vacation trips, gifts or entertainment (other than entertainment conforming to generally accepted business practices or gifts of nominal value not reasonable calculated to influence a decision) may be offered to or accepted by any officer or trustee or a relative of such a person as a condition of the initial or continued engagement of a consultant, broker, vendor or third party working for the Trust.

	(ii) No payments (other than fees for services), loans, employment or promises of employment, investment opportunities, vacation trips, gifts or entertainment (other than entertainment conforming to generally accepted business practices or gifts of nominal value not reasonably calculated to influence a decision) may be offered to or accepted by any consultant, broker, vendor, government official or a relative of such third party in connection with any services being performed for the Trust.

	(iii) No officer or trustee may recommend any third party for work for the Trust where the third party's compensation is paid on the basis of any kickback or fee sharing arrangement with the officer or trustee, nor may an officer or trustee recommend any third party without full disclosure and written approval by the chief executive officer, if such third party has any familial or pre-existing monetary relationship with the officer or trustee or if such officer or trustee has an equity or stock ownership position in such third party.

	(iv) No employee shall, in his capacity as an employee, make any loan, donation, contributions or payment to a political party, candidate, or political action committee, for or on behalf of the Trust, nor shall an employee of the Trust reimburse any individual who does. (Nothing contained in this tenet shall prohibit an employee from taking any of the above actions in his or her name, provided that the action is exclusively on the employee's own accord and is not an indirect means of accomplishing one of the prohibited actions)

	(v) No employee shall use or appropriate materials, property, equipment, systems and procedures (if proprietary in nature) owned by the Trust for his or her own personal financial gain except to the extent necessary for the performance of his or her duties for the Trust.

       (vi) In short, the purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should be offered, given, provided or accepted by any Trust employee, family member of an employee unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe and is not reasonably calculated to influence a decision and
(5) does not violate any laws or regulations. Please discuss with the chief executive officer any gifts or proposed gifts which you are not certain are appropriate.

	(vii) No officer or trustee shall purchase or obtain any goods or services from any of the Trust's vendors or suppliers without the prior written approval of the chief executive officer or chairman committee.

4.	Insider Trading

Officers, trustees and employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business and in strict conformance with all applicable laws and SEC regulations. All non-public information for personal financial benefit or to tip others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions or concerns, please consult the Company's audit committee or the Trust?s corporate counsel.

5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each officer and trustee should endeavor to respect the rights of and deal fairly with the Trust?s customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulations, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

6.	Discrimination, Harassment and Retaliation

This policy prohibits discrimination against any person who provides information to a federal regulatory or law enforcement agency, a member of Congress or any committee of Congress, or to the chief executive officer concerning conduct which the employee reasonably believes constitutes a violation of securities laws or any provision of federal law relating to fraud against shareholders.

No officer or trustee may retaliate against an individual for bringing a complaint of discrimination or for participating in an investigation or proceeding involving a complaint of discrimination.

No one may take any action harmful to any person for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any federal offense.

7.	Confidentiality

Officers and trustees must maintain the confidentiality of the information entrusted to them or its customers, except when disclosure is authorized by the chief executive officer or required by law. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Trust or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment or trustee service ends.

8.	Protection and Proper Use of Trust Assets

Officers and trustees should endeavor to protect the Trust?s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Trust's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation of officers and trustees to protect the Trust's assets includes the Trust's proprietary information. Proprietary information includes business, marketing and service plans, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Trust policy. It could also be illegal and result in civil or even criminal penalties.

9.	Payments to Government Personnel

It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. Government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. Government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Trust policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

10.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or trustees may be made only by the Board and will be promptly disclosed as required by law or stock exchange regulation.

11.	Reporting/Investigation Procedures

Any officer or trustee who reasonably believes that there has been a material violation of this Code of Conduct should report it immediately to the chief executive officer and Audit Committee. The investigation will be handled discreetly and appropriately, and the information will be disclosed to others only on a need to know basis and as required by law. There will be no adverse action taken against anyone who reports violations of the Code of Conduct or who participate in the investigation. If the investigation leads to a conclusion that a material violation of the Code of Conduct has occurred, the Trust will take appropriate corrective action which may include removal from a position as trustee or officer.

The Trust recognizes the potentially serious impact of a false accusation. This Code of Conduct requires officers and trustees to act responsibly in making complaints. Making a complaint without a good faith basis is itself an ethical violation.

12.     Special Procedures for Reporting/Investigation Complaints
Regarding Accounting, Internal Accounting Controls, and Auditing
Matters

Any officer or trustee who reasonably believes that there has been a material violation of the Code of Conduct caused by questionable accounting or auditing matters has the right to submit a confidential, anonymous complaint to the Audit Committee. The complaint should be made in written form and provide sufficient information so that a reasonable investigation can be conducted.